 ===============================================================================
                              CUSIP NO. 57771X20-3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              MAX DEVELOPMENT, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                        COMMON & SERIES A PREFERRED STOCK

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   57771X20-3
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 MARK ELENOWITZ
                              MAX DEVELOPMENT, INC.
                        15245 SHADY GROVE ROAD, SUITE 400
                               ROCKVILLE, MD 20850
                                 (301) 947-8010
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                NOVEMBER 26, 2001
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF (S)(S)240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX [_].


NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

===============================================================================
                                 SCHEDULE 13D

CUSIP No. 57771X20-3
          ---------
------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       MHE, INC.
       52-1982756
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              420,000 Common and 15,600 Series A Preferred
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           420,000 Common and 15,600 Series A Preferred
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       420,000 Common and 15,600 Series A Preferred
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.5% of Common and 5.3% of Series A Preferred (see Item 5)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D

CUSIP No. 57771X20-3
          ---------
------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       Tripoint, INC.

------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              31,770 Common and 1,179 Series A Preferred
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           31,770 Common and 1,179 Series A Preferred
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       31,770 Common and 1,179 Series A Preferred
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3% of Common and 0.4% of Series A Preferred (see Item 5)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D

CUSIP No. 57771X20-3
          ---------
------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       Mark Elenowitz
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             420,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              424,766 Common and 15,777 Series A Preferred
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              420,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           424,766 Common and 15,777 Series A Preferred
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       844,766 Common and 15,777 Series A Preferred
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.5% of Common and 5.4% of Series A Preferred
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN, OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D


   CUSIP No. 57771X20-3
             ---------

Item 1.  Security and Issuer.
-------  --------------------

     This Schedule relates to shares of Common Stock and Preferred stock of Max Development, Inc. ("MAXD"). MAXD's principal executive offices are located at 15245 Shady Grove Road, Suite 400 Rockville, Maryland 20850

Item 2.  Identity and Background.
-------  ------------------------

     MHE, Inc. (the "Company") is organized under the laws of Maryland for the purpose of providing consulting services. Mark Elenowitz is the sole shareholder and President of the Company. The business address of the Company is MHE, Inc., 15245 Shady Grove Road, Rockville, Maryland 20850. During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Tripoint, Inc. ("Tripoint") is organized under the laws of Maryland for the purpose of providing consulting services. Mark Elenowitz is the managing director and fifteen (15%) percent shareholder of Tripoint. The business address of the Company is Tripoint, Inc., 15245 Shady Grove Road, Rockville, Maryland 20850. During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mark Elenowitz is the President and Director of MAXD. Mr. Elenowitz's business address is 15245 Shady Grove Road, Suite 400 Rockville, MD 20850. During the last five years, Mr. Elenowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Elenowitz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The shares of MAXD Common Stock held by the Company reported in this Schedule were acquired upon the exchange of the shares of Common Stock of Image World Media, Inc. ("IMI") held by MHE for shares of MAXD Common Stock in connection with the share exchange of MAXD with IMI (the "Share Exchange"). The options to purchase shares of Common Stock of MAXD held by Mr. Elenowitz were acquired in connection with the Share Exchange upon the assumption by MAXD of options to purchase shares of IMI Common Stock previously held by Mr. Elenowitz pursuant to the terms and provisions of the Share Exchange Agreement.

Item 4.  Purpose of Transaction.
-------  -----------------------

     On November 16, 2001, in connection with the execution of the Share Exchange Agreement among MAXD and IMI, pursuant to which, among other things, effective upon consummation of the Share Exchange, he was named President of MAXD. In addition, pursuant to the terms of the Share Exchange Agreement, the parties agreed to appoint Mr. Elenowitz as a director of MAXD, with such appointment to become effective upon the consummation of the Merger.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     For purposes of Rule 13d-3, Mr. Elenowitz is the beneficial owner of 844,766 shares of Common Stock (including options to purchase 420,000 shares under the Employee Stock Ownership Plan ("ESOP") and 15,777 shares of Series A Preferred Stock. Such shares represent approximately 5.06% of MAXD's voting Stock (the Series A Preferred Stock is convertible into 50 shares of common stock and votes on a converted basis) based upon 9,351,850 shares of MAXD Common Stock and 293,083 Series A Preferred Shares outstanding upon the consummation of the Share Exchange, as reported in MAXD's Form 8-K (File No. 000-27337). Of the shares he beneficially owns, Mr. Elenowitz has sole voting and power of disposition over 844,766 shares of Common Stock (including 420,000 shares subject to ESOP options) and 15,777 shares of Series A Preferred Stock. For purposes of Rule 13d-3, MHE is the beneficial owner of 1,213,608 shares of Voting Stock, representing approximately 5.06% of MAXD's Common Stock. Except as described in Items 3 and 4 above, MHE, Inc., Tripoint, Inc., and Mr. Elenowitz have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Reference is made to the Option Agreement referred to above in Item 5, filed as exhibits hereto and incorporated by reference herein.


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1.              Joint Filing Agreement
2.              Option Agreement




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 26, 2001                /s/ Mark Elenowitz
                                        -------------------------------
                                        Mark Elenowitz

Date:  November 26, 2001                MHE, Inc.

                                        By: /s/ Mark Elenowitz
                                        -------------------------------
                                        Mark Elenowitz
                                        President

Date:  November 26, 2001                Tripoint, Inc.

                                        By: /s/ Mark Elenowitz
                                        -------------------------------
                                        Mark Elenowitz
                                        Managing Director

                                  EXHIBIT INDEX


  Exhibit No.                           Exhibit
-------------    ---------------------------------------------------------------

      1.          Joint Filing Agreement
      2.          Option Agreement

                                    Exhibit 1


                             JOINT FILING AGREEMENT


     The undersigned agree that the statement on Schedule 13D dated November 26, 2001 with respect to the common stock and series A Preferred Stock of Max Development, Inc. is, and any amendments hereto signed by each the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date:  November 26, 2001                /s/ Mark Elenowitz
                                        ------------------------------
                                        Mark Elenowitz

Date:  November 26, 2001                MHE, Inc.

                                        By: /s/ Mark Elenowitz
                                        ------------------------------
                                        Mark Elenowitz
                                        President

Date:  November 26, 2001                Tripoint, Inc.

                                        By: /s/ Mark Elenowitz
                                        ------------------------------
                                        Mark Elenowitz
                                        Managing Director

                                    Exhibit 2


                                OPTION AGREEMENT

                               OPTION TO PURCHASE
                              CLASS A COMMON STOCK
                                       OF
                              MAX DEVELOPMENT, INC.


This Agreement, effective as of November 16, 2001, is made between Max Development, Inc., a Delaware Company, (the "Company") and Mark Elenowitz, (the "Optionee").

The Company desires to provide to the Optionee, an opportunity to purchase shares of the Company's Class A Common Stock of the par value of $.001 per share ("Common Stock") on the terms and subject to the conditions hereinafter provided to carry out the purpose of the "2001 Incentive and Nonstatutory Stock Option Plan of Max Development, Inc." ("the Plan").

The options granted herein are provided in exchange for the options originally granted to Optionee by Image World Media, Inc., pursuant to the Share Exchange Agreement between the Company and Image World Media, dated as of November 16, 2001. It is the intention of the Board of Directors (the "Board") that the options designated herein shall be incentive stock options as described in the Plan and therefore provide additional incentives to the Optionee to increase the long-term value of the Company and to further align his/her interests with those of the shareholders of the Company.

Now, therefore, in consideration of the promises and the mutual covenants contained in this agreement, the Company and the Optionee agree as follows:

     1. GRANT OF OPTION. The Company hereby confirms that the Optionee has been granted, effective August 17, 2001 (the "Date of Grant"), as a separate inducement and agreement, and in addition to and not in lieu of salary or other compensation for services the right to purchase from the Company, all or any part of an aggregate of 420,000 shares of the Common Stock, (the "Options"). Such number of Options is subject to adjustment as provided in paragraph 9, on the terms and conditions set forth herein and in the Plan.

     2. EXERCISE PRICE. The exercise price of the shares of the Common Stock covered by the Options shall be $0.50 per share (the "Exercise Price").

     3. TERM AND EXERCISE OF OPTIONS. Except as provided in paragraphs 8 and 9 hereof, the Options shall remain outstanding for a period of ten (10) years from the Date of Grant (the "Option Term"). Except as otherwise noted in paragraphs 8 or 9, Options that have vested shall remain exercisable, in whole, or in part, and from time to time, until the earlier to occur of the expiration of the Option Term and the expiration of ninety (90) days after the date of the termination of the Optionee's employment with the Company. The Optionee shall not have any rights to dividends or any other rights of a shareholder of the Company with respect to any shares of Common Stock underlying the Options until such shares have been issued to him or her upon exercise of the Options.

     4. VESTING. One-third (1/3) of the Options shall vest on each anniversary date of this grant, for a period of three years, so long as the Optionee remains continually employed by the Company as provided in paragraphs 5 and 7 of this Agreement. Any fractional shares will be rounded up each of the first two years and residual shares will be adjusted in year three.

     5. EXERCISE OF OPTION. The exercise price of the Options shall be paid in full by check or money order or shares of Class A or Class B Common Stock of the Company at the time of exercise as described more fully in paragraph 11 of this Agreement. Except, as herein after provided, the Options may not be exercised at any time unless the Optionee shall have been in continuous employ of the Company or one of more of its subsidiaries from the date hereof to the date of the exercise of the Option.

     6. NON-TRANSFERABILITY. The Options shall not be transferable otherwise than by will or the laws of descent and distribution; and the Options may be exercised, during the lifetime of the Optionee, only by him or her. More particularly (but without limiting the generality of the foregoing), the Options may not be assigned, transferred (except as provided above), pledged, or hypothecated, or otherwise disposed of contrary to the provisions hereof, or the levy of any execution, attachment or similar process upon the Options, shall be null and void and without effect.

     7. EMPLOYMENT. Except as provided in paragraphs 8 and 9, Options may be exercised only during the period of the Optionee's continuous employment with the Company or one or more of its subsidiaries from the date of the grant to the date of the exercise of the Option. During such employment, the Optionee shall devote his or her time, energy, knowledge and skills to the service of the Company and of its subsidiaries, subject to vacation and other approved absences. However, such employment shall be at the pleasure of the Board of the Company and shall not impose upon the Company any obligation to retain the Optionee in its employ for any period.

     8. TERMINATION. The Optionee's rights with respect to the Options upon termination of his or her employment with the Company, except death, are as follows:

          a. CAUSE. If the Optionee is terminated from employment with the Company for Cause as defined below, then all the Options (whether vested or unvested) shall automatically terminate and be canceled (without any action on the part of the Company) on the date upon which notice (as described below) is given to the Optionee, provided that the Optionee's employment is thereafter terminated.

               i. Not withstanding other Employment Agreements, for purposes of this Agreement, the Company shall have Cause to terminate the Optionee's employment upon the:

                    1. Engaging by the Optionee in willful misconduct that is materially injurious to the Company,

                    2. The embezzlement or misappropriation of funds or property of the Company or its subsidiaries by the Optionee or the conviction of the Optionee of a felony or the entrance of a plea of guilty, or nolo contendere by the Optionee to a felony, or

                    3. The willful failure or refusal by the Optionee to substantially perform his or her duties or responsibilities which failure continues after being brought to the attention of the Optionee (other than any such failure resulting from the Optionee's incapacity due to Disability). For purposes of this paragraph, no act or failure to act, on the Optionee's part, shall be considered willful unless done or omitted by him or her, not in good faith, and without reasonable belief that his or her action or omission was in the best interest of the Company. The Company shall make a Determination of Cause in its sole discretion. Any such determination shall be final and binding on the Optionee. The Optionee will be provided promptly with the facts and circumstances that form the basis for termination with Cause, set forth in reasonable detail, in writing.

          b. CHANGE IN CONTROL. If the Optionee is terminated after a Change in Control (as defined below) has occurred for any reason other than for Cause as defined herein, any and all unvested options shall immediately vest, and all vested options, whether vesting prior to or upon such date, shall remain exercisable until the earlier of (1) the ninetieth day following the date of such termination and (2) the expiration of the Option Term. Change in Control means (1) any sale, transfer or other conveyance (whether directly, or through a merger, consolidation or similar transaction), or series of related sales, transfers, or other conveyances, of the outstanding capital stock of the Company pursuant to which any person (or group of affiliated persons) other than an Excluded Person, becomes the beneficial owner of more than 50% of the outstanding Common Stock or (2) any sale, transfer or other conveyance of all or substantially all of the Company's assets to any person (or group of affiliated persons) other than to an Excluded Person. For the purposes of the foregoing, "Excluded Person" means and includes any corporation owned directly, or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company and the Company or any subsidiary of the Company.

          c. Disability. If the Optionee is terminated from his or her employment with the Company by reason of disability, then all unvested Options shall automatically terminate and be canceled without any action on the part of the Company, on the effective date of such termination. All Options that have vested prior to such date shall remain exercisable until the earlier to occur of
               (1) the first anniversary of such date or (2) the expiration of the Option Term.

          d. Other Terminations of Employment. If the Optionee's employment with the Company is terminated other than for a reason described above, or death, then all unvested Options shall automatically terminate and be canceled (without any action on the part of the Company) on the date of such termination. All Options that have vested prior to such date shall remain exercisable until the earlier to occur of the ninetieth day following such date and the expiration of the Option Term.

     9. DEATH OF OPTIONEE AND TRANSFER OF OPTION. If the Optionee dies while in the employ of the Company or a subsidiary or within a period of three months after the termination of his or her employment with the Company and all subsidiaries, then all unvested Options shall automatically terminate and be canceled (without any action on the part of the Company) on the date of death. Following the Optionee's death, his/her executors, administrators, legatees or distributes may exercise the Options that have vested prior to the date of death until the earlier to occur of (a) the first anniversary of such date and (b) the expiration of the Option Term.

     10. CHANGES IN CAPITAL STRUCTURE. If all or any portion of the Options shall be exercised subsequent to any stock dividend, stock split-up, recapitalization, reclassification, merger, consolidation, combination, subdivision or exchange of shares, separation, reorganization, distribution or liquidation occurring after the date hereof, as a result of which shares of the Common Stock, or shares of Common Stock shall be changed into the same or a different number of shares of the same or another class of classes, the Optionee shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares which, if shares of Common Stock (as authorized at the date hereof) had been purchased at the date hereof for the same aggregate price (on the basis of price per share set forth in paragraph 2 hereof) and had not been disposed of, such person or persons would be holding at the time of such exercise as a result of such purchase and all such stock dividends, stock split-ups, recapitalization, mergers, consolidations, combinations, subdivisions or exchanges of shares, separations, reorganizations, distributions or liquidations; provided, however, that no fractional share shall be issued upon any such exercise, and any aggregate price paid shall be appropriately reduced on account of any fractional share not issued. If the Company subdivides or combines its outstanding shares of Common Stock, the Exercise Price shall be proportionately adjusted to reflect the increase or decrease in the number or shares outstanding as a result of such subdivision or combination.

     11. METHOD OF EXERCISING OPTIONS. Subject to the terms and conditions of these Options, the Options may be exercised by written notice (an "Exercise Notice") to the Company presented any time prior to termination of this Options. The exercise date will be the date of the written notice to the Company. Such Exercise Notice shall state the number of shares in respect of which are being exercised and shall be signed by the person or persons entitled to exercise the Options. Such Exercise Notice, if required, shall be accompanied or shall contain a statement that the Optionee or other person entitled to exercise the Options intends to hold such stock for investment. The Option exercise price shall become immediately due upon exercise of the Option and shall be paid in cash or check made payable to the Corporation. Should the Corporation's outstanding common stock be registered under Section 12(g) of the Exchange Act at the time the Option is exercised, then the exercise price may also be paid as follows:

(i) in shares of Stock held by the Optionee for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at fair market value on the exercise date, or

(ii) through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions (a) to a Corporation designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such purchase, and (b) to the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

At the discretion of the Board, exercisable either at the time of Option grant or of Option exercise, the exercise price may also be paid (i) by Optionee's delivery of a promissory note in form and substance satisfactory to the Corporation and permissible under the Delaware Securities Regulations and bearing interest at a rate determined by the Board in its sole discretion, but in no event less than the minimum rate of interest required to avoid the imputation of compensation income to the Optionee under the Federal tax laws, or
(ii) in such other form of consideration permitted by the Delaware Corporation Laws as may be acceptable to the Board.

     In the event the Option shall be exercised by another pursuant to the provisions providing for the contingency of death of the Optionee, such Exercise Notice shall be accompanied by the appropriate proof of right of such person or persons to exercise the Option.

     12. RESTRICTIONS ON ISSUANCE OF SHARES. The Company shall at all times during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Option. The Company shall pay all original issue and transfer taxes with respect to the issuance and transfer of shares pursuant thereto and all other fees and expenses necessarily incurred by the Company in connection therewith; and it will from time to time use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable thereto. . If required, the Optionee shall represent that any stock acquired by him or her under this Option shall be purchased for investment and not with the intention of reselling the same. In connection with the foregoing, the Optionee consents to the Company legending certificated for said shares and marking the stock transfer books to indicate this investment intent and the restriction on transfer contemplated hereby.

     13. REACQUISITION, REPLACEMENT AND RE-ISSUANCE OF OPTIONS. The Board, with or without the consent of the Optionee, may at any time cause the Company to reacquire and cancel any outstanding and unexercised Options, or any portion thereof. In such event, the Company shall pay to such Optionee an amount in cash equal to the excess (if any) of (i) the fair market value of the shares of stock subject to such Options, or portion thereof, at the time of reacquisition, over
(ii) the option price of such Options or portion thereof. The Company may withhold from any such payment applicable taxes and other amounts. In the event that the exercise price of such Option, or portion thereof, exceeds the fair market value of the shares of stock to such Option, or portion thereof, at the time of reacquisition, such Option may be reacquired and canceled by the Company without payment therefor.

     14. OPTIONS SUBJECT TO ALL OF THE PLAN TERMS. This agreement and the Options shall be subject to the Plan, the terms of which are hereby incorporated herein by reference, and in the event of any conflict or inconsistency between the Plan and this Agreement shall be governed by the Plan.

     15. VOLUNTARY SURRENDER OF OPTIONS. The Board may permit the voluntary surrender of all portion of any Options to be conditioned upon the granting to the Optionee of a new option for the same or different number of shares of stock as the Option surrendered, or may require such voluntary surrender as a condition to a grant of a new option to such Optionee. Such new Options shall be exercisable at the price, during the period and in accordance with any other terms or conditions specified by the Committee at the time the new Options are granted, all determined in accordance with the provisions of the Plan without regards to the price, period of exercise, or any other terms or conditions of the Options surrendered.

     16. APPROVAL OF COUNSEL. Any exercise of the Options and the issuance and delivery of shares of Common Stock pursuant thereto shall be subject to approval, by the Company's counsel, of all legal matters in connection therewith, including compliance with the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations there under, the requirements of any stock exchange upon which the Common Stock may then be listed and any applicable state securities or "blue sky" laws. The Optionee understands that, as of the date hereof, neither the Options nor the shares of Common Stock issuable upon exercise of the Options have been registered under the Securities Act or any applicable state securities or "blue sky" laws

     17. REGISTRATION RIGHTS. If the Company proposes to file a registration statement on Form S-8 (or any successor form for the registration under the Securities Act of securities to be offered pursuant to employee benefit plans) and such form them permits the registration there under of the Common Stock underlying the Options, the Company shall include in such registration the Common Stock underlying the Options, subject to the then applicable rules and regulations in order to permit the public resale thereof by the Optionee.

     18. WITHHOLDING TAXES. The Company shall have the right to require the Optionee to pay to the Company in cash the amount of any federal, state, local and foreign income and other taxes that the Company may be required to withhold before delivering to the Optionee a certificate or certificates representing shares of Common Stock issuable hereunder.

         19. Optionee agrees to abide by the laws and regulations governing Insider Trading, the terms of this Stock Option Agreement and the policies and decisions of the management of the Company in all matters concerning this stock option grant.

     20. DISCLAIMER. The Company will not advise Optionee as to the tax consequences resulting from the execution of the designated options. It is solely the responsibility of the Optionee to consult with the Optionee's tax and/or financial advisors regarding any financial or tax liabilities that may result due to the execution of the Options.


IN WITNESS WHEREOF, the Company has executed these Options as of the date of Grant set forth above.

MAX DEVELOPMENT, INC.

/s/ Mark Elenowitz
----------------------------------
Mark Elenowitz, President


OPTIONEE:

/s/ Mark Elenowitz
----------------------------------
Mark Elenowitz